AURORA CANNABIS INC.

Management’s Discussion & Analysis

Second Quarter 2026
For the three and six months ended September 30, 2025 and 2024
(in Canadian Dollars)

1 | AURORA CANNABIS INC.	Q2 2026 MD&A

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended September 30, 2025

This Management’s Discussion and Analysis (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company” “us”, “we” or “our”) as at and for the three and six months ended September 30, 2025 should be read in conjunction with both the Company’s annual audited consolidated financial statements as at and for the year ended March 31, 2025 (the “Annual Financial Statements”) and the interim condensed consolidated financial statements (“Interim Condensed Financial Statements”) for the three and six months ended September 30, 2025, and MD&A as at and for the year ended March 31, 2025 (the “Annual MD&A”). The MD&A has been prepared as of November 4, 2025 pursuant to the disclosure requirements under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Unless otherwise noted, all financial information is prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data. For a description of Aurora’s segments, refer to the Annual MD&A.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non- GAAP Performance Measures” included within this MD&A.

Additional information about Aurora, including the Interim Condensed Financial Statements as at and for the quarter ended September 30, 2025, the Annual Financial Statements, the Annual MD&A and Aurora’s annual information form (“AIF”) as at and for the year ended March 31, 2025 are available in Canada on SEDAR+ at www.sedarplus.com and in the U.S. on EDGAR at www.sec.gov and Aurora’s website at www.auroramj.com.

Business Overview

Aurora’s principal strategic business lines are focused on the production, distribution and sale of cannabis products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Production and distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, New Zealand, and the Caribbean.

The Company has a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., a key supplier of propagated vegetables and ornamental plants in North America. Due to the nature of the plant propagation business, which delivers higher revenue in the late winter and spring months as orders are fulfilled there is seasonality reflected in the results of operations.

Aurora’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 0J9, Canada. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. For a detailed description of Aurora’s strategy, refer to the Annual MD&A.

Condensed Statements of Income (Loss)

This MD&A reflects only the results of continuing operations, unless otherwise noted.

The interim condensed consolidated statements of income (loss) and comprehensive income (loss) and interim condensed consolidated statements of cash flows for the previously reported Nordic and ICC Labs Inc. (“ICC”), both formerly part of the Company’s cannabis operating segment are presented as discontinued operations, separate from the Company’s continuing operations. Certain prior period financial information on the interim condensed consolidated statements of income (loss) and comprehensive income (loss) and the interim condensed consolidated statements of cash flows have been updated to present Nordic and ICC as discontinued operations, and has therefore been excluded from both continuing operations and discussions for all periods presented in this MD&A.

	Three months ended			Six months ended
($ thousands)	September 30, 2025	June 30, 2025	September 30, 2024(2)	September 30, 2025	September 30, 2024(2)
Net revenue (1a)	90,366	98,023	81,122	188,389	164,557
Gross profit before fair value adjustments (1b)	35,629	35,968	39,218	71,597	67,714
Gross profit	32,291	27,951	42,190	60,242	85,107
Operating expenses	50,885	48,173	44,786	99,058	88,684
Other income (expenses)	(28,381)	838	2,966	(27,543)	9,765
Net income (loss) from continuing operations	(53,165)	(19,381)	1,435	(72,546)	4,885
Net income (loss) from discontinued operations, net of taxes	116	(484)	(14,640)	(368)	(14,336)
Net income (loss)	(53,049)	(19,865)	(13,205)	(72,914)	(9,451)
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Cost of Sales and Gross Margin” section for a reconciliation of net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.

3 | AURORA CANNABIS INC.	Q2 2026 MD&A

(2)In connection with the audit of the Annual Financial Statements the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Key Quarterly Financial Results

($ thousands)	Three months ended
	September 30, 2025	June 30, 2025	$ Change	% Change	September 30, 2024(3)	$ Change	% Change
Financial Results
Net revenue (1a)	90,366	98,023	(7,657)	(8%)	81,122	9,244	11%
Medical cannabis net revenue (1a)	70,530	64,768	5,762	9%	61,316	9,214	15%
Consumer cannabis net revenue (1a)	6,868	7,875	(1,007)	(13%)	10,422	(3,554)	(34%)
Plant propagation revenue	11,557	23,947	(12,390)	(52%)	8,634	2,923	34%
Adjusted gross margin before FV adjustments on total net revenue (1b)	61%	52%	N/A	9%	54%	N/A	7%
Adjusted gross margin before FV adjustments on total cannabis net revenue (1b)	65%	64%	N/A	1%	57%	N/A	8%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (1b)	69%	69%	N/A	0%	68%	N/A	1%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (1b)	27%	33%	N/A	(6%)	15%	N/A	12%
Adjusted gross margin before FV adjustments on plant propagation net revenue (1b)	10%	6%	N/A	4%	19%	N/A	(9%)
Adjusted SG&A expense(1d)	35,547	37,353	(1,806)	(5%)	31,722	3,825	12%
Adjusted EBITDA (1c)	15,372	10,827	4,545	42%	10,136	5,236	52%
Adjusted net income (1g)	7,109	3,689	3,420	93%	3,021	4,088	135%
Free cash flow (1e)	(42,274)	9,228	(51,502)	(558%)	(26,433)	(15,841)	(60%)

Balance Sheet
Working capital (1f)	299,729	308,416	(8,687)	(3%)	306,976	(7,247)	(2%)
Cannabis inventory and biological assets (2)	186,905	195,620	(8,715)	(4%)	176,395	10,510	6%
Total assets	756,863	837,839	(80,976)	(10%)	807,391	(50,528)	(6%)

(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Revenue” and “Cost of Sales and Gross Margin” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.
c.Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
d.Refer to the “Operating Expenses” section for reconciliation to the IFRS equivalent.
e.Refer to the “Liquidity and Capital Resources” section for a reconciliation to the IFRS equivalent.
f.“Working capital” is defined as Current Assets less Current Liabilities as reported on the Company’s Consolidated Statements of Financial Position.
g.Refer to “Adjusted Net Income” section for reconciliation to the IFRS equivalent.
(2)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(3)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Key Developments During and Subsequent to the Three Months Ended September 30, 2025

Operating Activities

On October 16, 2025, the Company completed the previously disclosed share sale of a wholly-owned subsidiary of ICC domiciled in Uruguay.

Financing Activities

As at September 30, 2025, Bevo was not in compliance with its fixed charge coverage ratio financial covenant and non-financial covenant to provide audited financial statements under its credit agreement. Bevo is in discussions with the lender to obtain a waiver for the breaches and enter into an amended credit agreement, which is expected to be executed in the third quarter of fiscal 2026.

4 | AURORA CANNABIS INC.	Q2 2026 MD&A

Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the revenue attributed to medical, consumer and bulk sales channels for the three and six months ended September 30, 2025 and the comparative periods.

($ thousands)	Three months ended			Six months ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	27,879	27,674	26,269	55,553	53,386
International medical cannabis net revenue	42,651	37,094	35,047	79,745	55,131
Total medical cannabis net revenue(1)	70,530	64,768	61,316	135,298	108,517

Consumer cannabis net revenue(1)	6,868	7,875	10,422	14,743	21,955

Wholesale bulk cannabis net revenue(1)	1,411	1,433	750	2,844	2,370

Total cannabis net revenue(1)	78,809	74,076	72,488	152,885	132,842

Plant propagation revenue	11,557	23,947	8,634	35,504	31,715

Total net revenue(1)	90,366	98,023	81,122	188,389	164,557
(1)Net revenue is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Cost of Sales and Gross Margin” section of this MD&A for a reconciliation to IFRS equivalent.

Medical Cannabis Net Revenue
During the three months ended September 30, 2025, total medical cannabis net revenue was $70.5 million compared to $64.8 million for the three months ended June 30, 2025, and $61.3 million for the three months ended September 30, 2024, representing an increase of $5.8 million and an increase of $9.2 million, respectively.

Canadian medical cannabis net revenue was $27.9 million during the three months ended September 30, 2025, compared to $27.7 million for the three months ended June 30, 2025, and $26.3 million for the three months ended September 30, 2024. Revenue remained relatively consistent quarter-over-quarter, but improved year-over-year due to higher sales with insured patients with broader portfolio offerings.

International medical cannabis net revenue was $42.7 million during the three months ended September 30, 2025, compared to $37.1 million for the three months ended June 30, 2025 and $35.0 million for the three months ended September 30, 2024. The increase of $5.6 million compared to the three months ended June 30, 2025, relates to higher sales in the European markets, primarily driven by increased distribution in Germany. The increase of $7.6 million compared to the three months ended September 30, 2024, is due to higher sales in all European markets, mainly driven by the de-schedulization in Germany.

During the six months ended September 30, 2025, total medical cannabis net revenue was $135.3 million, an increase of $26.8 million compared to $108.5 million during the six months ended September 30, 2024, due to growth in Europe, notably in Germany.

Canadian medical cannabis net revenue increased by $2.2 million during the six months ended September 30, 2025, compared to the six months ended September 30, 2024 due to higher product sales and an additional quarter of the commercialization fee from selling Luo products, which was announced in first quarter of fiscal 2025.

International medical cannabis net revenue increased by $24.6 million during the six months ended September 30, 2025, compared to the six months ended September 30, 2024, led by an increase in Europe, particularly Germany.

Consumer Cannabis Net Revenue

During the three months ended September 30, 2025, consumer cannabis net revenue decreased to $6.9 million compared to $7.9 million for the three months ended June 30, 2025, and $10.4 million for the three months ended September 30, 2024. The decrease over both periods is a result of the Company’s strategic shift to focus on portfolio optimization and the allocation of cannabis flower to the highest margin business segments. Similarly, this is reflected in the six months ended September 30, 2025, compared to the six months ended September 30, 2024.

Plant Propagation Revenue

During the three months ended September 30, 2025, the Company’s plant propagation revenue was $11.6 million compared to the three months ended June 30, 2025 of $23.9 million and $8.6 million for the three months ended September 30, 2024. The decrease compared to the three months ended June 30, 2025 of $12.4 million relates to the seasonality of the vegetable and floral business, which delivers higher revenue in the late winter and spring months as orders are fulfilled. The increase of $2.9 million compared to the three months ended September 30, 2024 relates to higher orchid sales.

During the six months ended September 30, 2025 and six months ended September 30, 2024, plant propagation revenue was $35.5 million and $31.7 million, respectively, namely due to growth in orchid sales as the business continues to grow.

5 | AURORA CANNABIS INC.	Q2 2026 MD&A

Cost of Sales and Gross Margin

	Three months ended			Six months ended
($ thousands)	September 30, 2025	June 30, 2025	September 30, 2024(2)	September 30, 2025	September 30, 2024(2)
Revenue	96,291	104,455	88,933	200,746	180,970
Excise taxes	(5,925)	(6,432)	(7,811)	(12,357)	(16,413)
Net revenue (1)	90,366	98,023	81,122	188,389	164,557
Cost of sales	(54,737)	(62,055)	(41,904)	(116,792)	(96,843)
Gross profit before FV adjustments (1)	35,629	35,968	39,218	71,597	67,714
Gross margin before FV adjustments (1)	39%	37%	48%	38%	41%
Loss on changes in fair value of inventory and biological assets sold	(40,733)	(36,675)	(36,027)	(77,408)	(69,075)
Gain on changes in fair value of biological assets	37,395	28,658	38,999	66,053	86,468
Gross profit	32,291	27,951	42,190	60,242	85,107
Gross margin	36%	29%	52%	32%	52%
(1)These terms are Non-GAAP Measures and neither is a recognized, defined or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Gross margin before fair value adjustments was 39% for the three months ended September 30, 2025, compared to 37% for the three months ended June 30, 2025 and 48% for the three months ended September 30, 2024. During the three months ended September 30, 2025, gross margin before fair value adjustments has improved compared to the three months ended June 30, 2025, due to an increase in higher margin medical cannabis revenue. The decrease compared to the three months ended September 30, 2024 is attributable to an increase in the inventory provision.

Gross margin before fair value adjustments was 38% for the six months ended September 30, 2025, compared to 41% for the six months ended September 30, 2024. The decrease is mainly driven by an increase in the inventory provision partially offset by improved channel mix and cost efficiencies.

6 | AURORA CANNABIS INC.	Q2 2026 MD&A

Adjusted Gross Margin – Q2 2026

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month-period:

($ thousands)	Medical cannabis	Consumer cannabis	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
Three months ended September 30, 2025
Revenue	73,649	9,674	1,411	84,734	11,557	96,291
Excise taxes	(3,119)	(2,806)	—	(5,925)	—	(5,925)
Net revenue (1)	70,530	6,868	1,411	78,809	11,557	90,366
Non-recurring net revenue adjustments (3)	—	—	—	—	(5,236)	(5,236)
Adjusted net revenue	70,530	6,868	1,411	78,809	6,321	85,130
Cost of sales	(31,991)	(8,396)	(1,823)	(42,210)	(12,527)	(54,737)
Depreciation	2,217	514	102	2,833	1,102	3,935
Inventory impairment and non-recurring costs included in cost of sales (2)(3)	8,156	2,870	727	11,753	5,741	17,494
Adjusted gross profit (loss) before FV adjustments (1)	48,912	1,856	417	51,185	637	51,822
Adjusted gross margin before FV adjustments (1)	69%	27%	30%	65%	10%	61%

Three months ended June 30, 2025
Revenue	67,778	11,297	1,433	80,508	23,947	104,455
Excise taxes	(3,010)	(3,422)	—	(6,432)	—	(6,432)
Net revenue (1)	64,768	7,875	1,433	74,076	23,947	98,023
Non-recurring revenue adjustments (3)	—	—	—	—	(3,789)	(3,789)
Adjusted net revenue	64,768	7,875	1,433	74,076	20,158	94,234
Cost of sales	(25,932)	(7,949)	(1,346)	(35,227)	(26,828)	(62,055)
Depreciation	2,136	562	95	2,793	1,059	3,852
Inventory impairment and non-recurring costs included in cost of sales (2)(3)	3,658	2,086	353	6,097	6,882	12,979
Adjusted gross profit (loss) before FV adjustments (1)	44,630	2,574	535	47,739	1,271	49,010
Adjusted gross margin before FV adjustments (1)	69%	33%	37%	64%	6%	52%

Three months ended September 30, 2024 (4)
Revenue	64,294	15,255	750	80,299	8,634	88,933
Excise taxes	(2,978)	(4,833)	—	(7,811)	—	(7,811)
Net revenue(1)	61,316	10,422	750	72,488	8,634	81,122
Non-recurring net revenue adjustments (3)	—	—	—	—	(2,321)	(2,321)
Adjusted net revenue	61,316	10,422	750	72,488	6,313	78,801
Cost of sales	(21,761)	(9,727)	(2,705)	(34,193)	(7,711)	(41,904)
Depreciation	1,964	878	245	3,087	927	4,014
Inventory impairment, and non-recurring adjustments included in cost of sales (2)(3)	3	2	1	6	1,680	1,686
Adjusted gross profit before FV adjustments (1)	41,522	1,575	(1,709)	41,388	1,209	42,597
Adjusted gross margin before FV adjustments (1)	68%	15%	(228%)	57%	19%	54%
(1)These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments and inventory destruction.
(3)Non-recurring items includes inventory count adjustments resulting from inter-site transfers and business transformation costs in connection with the re-purposing of the Company’s Sky and Sun facilities.
(4)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

7 | AURORA CANNABIS INC.	Q2 2026 MD&A

Medical Cannabis Adjusted Gross Margin

Aurora’s leading medical cannabis businesses in Canada, Europe and Australia continued to perform well during the three months ended September 30, 2025 and delivered 94% (three months ended June 30, 2025 – 91%, three months ended September 30, 2024 – 97%) of adjusted gross profit before fair value adjustments relative to the total adjusted gross profit before fair value adjustments, including plant propagation and wholesale bulk cannabis. The medical cannabis business delivered 96% of the adjusted gross profit before fair value adjustments relative to total adjusted gross profit before fair value adjustments, excluding plant propagation and wholesale bulk cannabis for the three months ended September 30, 2025 (three months ended June 30, 2025 – 95%, three months ended September 30, 2024 – 96%).

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 69% for the three months ended September 30, 2025, consistent with the three months ended June 30, 2025, and 68% in the three months ended September 30, 2024. The slight increase compared to the three months ended September 30, 2024 is driven by increased revenue in higher margin markets in Europe.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue was 27% for the three months ended September 30, 2025, compared to 33% for the three months ended June 30, 2025, and 15% for the three months ended September 30, 2024. The decrease in adjusted gross margin before fair value adjustments compared to the three months ended June 30, 2025, is due to lower volumes impacting the consumer manufacturing cost. The increase in adjusted gross margin before fair value adjustments compared to the three months ended September 30, 2024 is primarily due to the brand mix.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation revenue was 10% for the three months ended September 30, 2025, compared to 6% for the three months ended June 30, 2025 and 19% for the three months ended September 30, 2024. During the three months ended June 30, 2025, Bevo incurred costs of $1.6 million related to inventory write-offs caused by a non-recurring quality issue, as well as some surplus crops that were not sold. Excluding these costs, adjusted gross margin before fair value adjustments was 14% for the three months ended June 30, 2025. The decrease compared to the prior year quarter is due to additional costs incurred during the current quarter related to the above-noted quality issues.

8 | AURORA CANNABIS INC.	Q2 2026 MD&A

Adjusted Gross Margin – Q2 2026 YTD

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated six month-period:

($ thousands)	Medical cannabis	Consumer cannabis	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
Six months ended September 30, 2025
Revenue	141,427	20,971	2,844	165,242	35,504	200,746
Excise taxes	(6,129)	(6,228)	—	(12,357)	—	(12,357)
Net revenue (1)	135,298	14,743	2,844	152,885	35,504	188,389
Non-recurring revenue adjustments (3)	—	—	—	—	(9,025)	(9,025)
Adjusted net revenue	135,298	14,743	2,844	152,885	26,479	179,364
Cost of sales	(57,923)	(16,345)	(3,169)	(77,437)	(39,355)	(116,792)
Depreciation	4,353	1,076	197	5,626	2,161	7,787
Inventory impairment and non-recurring costs included in cost of sales (2)(3)	11,814	4,956	1,080	17,850	12,623	30,473
Adjusted gross profit (loss) before FV adjustments (1)	93,542	4,430	952	98,924	1,908	100,832
Adjusted gross margin before FV adjustments (1)	69%	30%	33%	65%	7%	56%

Six months ended September 30, 2024(4)
Revenue	114,415	32,470	2,370	149,255	31,715	180,970
Excise taxes	(5,898)	(10,515)	—	(16,413)	—	(16,413)
Net revenue (1)	108,517	21,955	2,370	132,842	31,715	164,557
Non-recurring revenue adjustments (3)	—	—	—	—	(2,690)	(2,690)
Adjusted net revenue	108,517	21,955	2,370	132,842	29,025	161,867
Cost of sales	(39,948)	(20,799)	(8,746)	(69,493)	(27,350)	(96,843)
Depreciation	3,845	1,992	852	6,689	1,949	8,638
Inventory impairment, and non-recurring adjustments included in cost of sales (2)(3)	781	770	419	1,970	1,562	3,532
Adjusted gross (loss) profit before FV adjustments (1)	73,195	3,918	(5,105)	72,008	5,186	77,194
Adjusted gross margin before FV adjustments (1)	67%	18%	(215%)	54%	18%	48%
(1)These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments and inventory destruction.
(3)Non-recurring items includes inventory count adjustments resulting from inter-site transfers and business transformation costs in connection with the re-purposing of the Company’s Sky and Sun facilities.
(4)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 69% for the six months ended September 30, 2025, compared to 67% for the six months ended September 30, 2024. Adjusted gross margin before fair value adjustments increased due to the sales mix by increasing sales in more the profitable markets of Europe and Australia, as well due to and effective production costs containment.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue increased to 30% for the six months ended September 30, 2025, compared to 18% for the six months ended September 30, 2024. The increase in adjusted gross margin before fair value adjustments is due to the commercial strategy with high margin portfolio brands.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation was 7% for the six months ended September 30, 2025, compared to 18% for the six months ended September 30, 2024. The decrease is from costs incurred related to inventory write-offs caused by a non-recurring quality issue, as well as some surplus crops that were not sold, during the first quarter of fiscal 2026.

9 | AURORA CANNABIS INC.	Q2 2026 MD&A

Operating Expenses

	Three months ended			Six months ended
($ thousands)	September 30, 2025	June 30, 2025	September 30, 2024(1)	September 30, 2025	September 30, 2024(1)
General and administration	27,464	28,628	22,265	56,092	45,018
Sales and marketing	14,329	14,455	13,721	28,784	27,745
Business development costs	321	361	991	682	1,992
Research and development	904	829	975	1,733	1,962
Depreciation and amortization	2,898	1,714	2,366	4,612	4,480
Share-based compensation	4,969	2,186	4,468	7,155	7,487
Total operating expenses	50,885	48,173	44,786	99,058	88,684
(1) In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

General and administration (“G&A”)

During the three months ended September 30, 2025, G&A expenses remained relatively consistent compared to the three months ended June 30, 2025, and increased by $5.2 million compared to the three months ended September 30, 2024. The increase compared to the three months ended September 30, 2024 is a result of: higher employee compensation costs due to increased headcount and higher contract labour in Europe and MedReleaf Australia, as well as increased professional fees. Similarly, this increase is reflected during the six months ended September 30, 2025, compared to the six months ended September 30, 2024.

Sales and marketing (“S&M”)

During the three months ended September 30, 2025, S&M expense was relatively consistent compared to the three months ended June 30, 2025 and the three months ended September 30, 2024.

During the six months ended September 30, 2025, S&M expense was relatively consistent compared to the six months ended September 30, 2024.

Research and development (“R&D”)

The Company’s investment in R&D and product innovation is partly opportunistic and the approach to R&D spend is targeted and gated. As such these costs will vary quarter-over-quarter and year-over-year.

Depreciation and amortization

During the three months ended September 30, 2025, depreciation and amortization remained relatively consistent compared to the three months ended June 30, 2025 and the three months ended September 30, 2024. Similarly, depreciation and amortization during the six months ended September 30, 2025 remained relatively consistent compared to the six months ended September 30, 2024.

Share-based compensation

During the three months ended September 30, 2025, share-based compensation expenses increased by $2.8 million compared to the three months ended June 30, 2025 and increased by $0.5 million compared to the three months ended September 30, 2024. The increase compared to the three months ended June 30, 2025 relates to an increase in fair value adjustments for cash settled instruments and the timing for the Company’s annual share-based grants which occurs in late June of each year.

During the six months ended September 30, 2025, share-based compensation expense remained relatively consistent compared to the six months ended September 30, 2024.

10 | AURORA CANNABIS INC.	Q2 2026 MD&A

Adjusted Selling, General & Administration (“SG&A”)

The table below outlines Adjusted SG&A for the periods ended:

	Three months ended			Six months ended
($ thousands)	September 30, 2025	June 30, 2025	September 30, 2024(2)	September 30, 2025	September 30, 2024(2)
General and administration	27,464	28,628	22,265	56,092	45,018
Sales and marketing	14,329	14,455	13,721	28,784	27,745
Business transformation costs (3)	(6,089)	(5,491)	(4,264)	(11,580)	(9,361)
Non-recurring costs (4)	(157)	(239)	—	(396)	(284)
Adjusted SG&A (1)	35,547	37,353	31,722	72,900	63,118
(1)Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.
(3)Business transformation costs include certain IT project costs, severance and retention costs in connection with the business transformation plan, sublease income and costs associated with the retention of certain medical aggregators.
(4)Non-recurring costs includes litigation costs.

During the three months ended September 30, 2025, adjusted SG&A was relatively consistent compared to the three months ended June 30, 2025 and increased by $3.8 million compared to the three months ended September 30, 2024. The increase from the three months ended September 30, 2024 is due to higher freight and logistics costs, notably from increasing sales to Europe, higher employee related costs in Europe and MedReleaf Australia and increased professional fees. Similarly, this increase is reflected in the six months ended September 30, 2025 compared to the six months ended September 30, 2024.

Other Income (Expenses)

	Three months ended			Six months ended
($ thousands)	September 30, 2025	June 30, 2025	September 30, 2024(1)	September 30, 2025	September 30, 2024(1)
Interest and other income	1,848	1,968	2,968	3,816	6,314
Finance and other costs	(2,222)	(1,775)	(2,165)	(3,997)	(3,926)
Foreign exchange gain (loss)	3,533	61	2,116	3,594	3,959
Other gains (losses)	886	584	47	1,470	3,547
Impairment of property, plant and equipment	(525)	—	—	(525)	(129)
Impairment of intangible assets and goodwill	(31,901)	—	—	(31,901)	—

Other income (expenses)	(28,381)	838	2,966	(27,543)	9,765
(1)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

During the three months ended September 30, 2025, other expenses was $28.4 million compared to other income of $0.8 million for the three months ended June 30, 2025, and other income of $3.0 million for the three months ended September 30, 2024. The increase in other expenses of $29.2 million is largely due to impairment of intangibles assets, goodwill, and property, plant and equipment, partially offset by higher foreign exchange gains on Euro and U.S. denominated net assets. Similarly, these impacts were reflected in the increase of $31.3 million, compared to the three months ended September 30, 2024.

Other expenses for the six months ended September 30, 2025 was $27.5 million compared to other income of $9.8 million for the six months ended September 30, 2024. This increase in other expenses is primarily due to impairment of intangibles assets, goodwill, and property, plant and equipment and declining interest rates applied to cash accounts and lower cash balances.

Net Income (Loss)

Net loss from continuing operations for the three months ended September 30, 2025 was $53.2 million compared to net loss of $19.4 million for the three months ended June 30, 2025, and net income of $1.4 million for the three months ended September 30, 2024.

11 | AURORA CANNABIS INC.	Q2 2026 MD&A

The increase in net loss from continuing operations of $33.8 million compared to the three months ended June 30, 2025, primarily relates to an increase in other expenses of $29.2 million, primarily due to impairment charges on intangible assets, goodwill and property, plant and equipment recognized during the current quarter, and an increase in operating expenses of $2.7 million, partially offset by an increase in gross profit of $4.3 million. The increase in gross profit includes a decrease in unrealized gain on changes in fair value of biological assets of $8.7 million partially offset by an increase in changes in fair value of inventory and biological assets sold of $4.1 million.

The decrease in net income from continuing operations of $54.6 million compared to the three months ended September 30, 2024, is comprised of an increase in other expenses of $31.3 million, primarily due to impairment charges on intangible assets, goodwill and property, plant and equipment recognized during the current quarter, a decrease in gross profit of $9.9 million and an increase in operating expenses of $6.1 million. The decrease in gross profit includes an increase in unrealized gain in changes in fair value of biological assets of $1.6 million combined with an increase on changes in fair value of inventory and biological assets sold of $4.7 million.

Net loss from continuing operations for the six months ended September 30, 2025 was $72.5 million compared to net income from continuing operations of $4.9 million for the six months ended September 30, 2024. This decrease is comprised of an increase in other expenses of $37.3 million, a decrease in gross profit of $24.9 million, and an increase in operating expenses of $10.4 million. The decrease in gross profit includes an increase in unrealized gain on changes in fair value of biological assets of $20.4 million, combined with an increase on changes in fair value of inventory and biological assets sold of $8.3 million.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Six months ended
	September 30, 2025	June 30, 2025	September 30, 2024(4)	September 30, 2025	September 30, 2024(4)
Net income (loss) from continuing operations	(53,165)	(19,381)	1,435	(72,546)	4,885
Income tax expense (recovery)	6,190	(3)	(1,065)	6,187	1,303
Other income (expense)	28,381	(838)	(2,966)	27,543	(9,765)
Share-based compensation	4,969	2,186	4,468	7,155	7,487
Depreciation and amortization	6,833	5,566	6,380	12,399	13,118
Business development costs	321	361	991	682	1,992
Inventory and biological assets fair value and impairment adjustments	15,134	13,929	529	29,063	(11,819)
Business transformation costs (1)	5,869	6,141	3,623	12,010	8,233
Non-recurring costs (2)	840	2,866	(3,259)	3,706	(1,796)
Adjusted EBITDA (3)	15,372	10,827	10,136	26,199	13,638
(1)Business transformation costs include certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, sublease income and costs associated with the retention of certain medical aggregators.
(2)Non-recurring costs includes inventory count adjustments resulting from inter-site transfers and litigation costs.
(3)Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.
(4)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Adjusted EBITDA was $15.4 million for the three months ended September 30, 2025, compared to $10.8 million for the three months ended June 30, 2025 and $10.1 million for the three months ended September 30, 2024. The increase compared to the three months ended June 30, 2025 relates to an increase in adjusted gross profit before FV adjustments of $2.8 million combined with a decrease in adjusted SG&A of $1.8 million. The increase compared to the three months ended September 30, 2024 relates to an increase in adjusted gross profit before FV adjustments of $9.2 million, partially offset by an increase in adjusted SG&A of $3.8 million.

Adjusted EBITDA was $26.2 million for the six months ended September 30, 2025 compared to Adjusted EBITDA of $13.6 million for the six months ended September 30, 2024. The increase compared to the six months ended September 30, 2024 is primarily due to an increase in adjusted gross profit before FV adjustments of $23.6 million, partially offset with an increase in adjusted SG&A of $9.8 million.

12 | AURORA CANNABIS INC.	Q2 2026 MD&A

Adjusted Net Income

The following is the Company’s adjusted net income (loss):

($ thousands)	Three months ended			Six months ended
	September 30, 2025	June 30, 2025	September 30, 2024(4)	September 30, 2025	September 30, 2024(4)
Net income (loss) from continuing operations	(53,165)	(19,381)	1,435	(72,546)	4,885
Inventory and biological assets fair value and impairment adjustments	15,134	13,929	529	29,063	(11,819)
Business development costs	321	361	991	682	1,992
Impairment of property, plant and equipment	525	—	—	525	129
Impairment of intangible assets and goodwill	31,901	—	—	31,901	—
Deferred tax expense - impairment of intangible assets and goodwill	5,856	—	—	5,856	—
Business transformation costs (1)	5,697	5,914	3,325	11,611	7,687
Non-recurring costs (2)	840	2,866	(3,259)	3,706	(1,796)
Adjusted net income (3)	7,109	3,689	3,021	10,798	1,078
(1)Business transformation costs include certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, and costs associated with the retention of certain medical aggregators.
(2)Non-recurring costs includes inventory count adjustments resulting from inter-site transfers and litigation costs.
(3)Adjusted Net Income is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A.
(4)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Adjusted net income was $7.1 million for the three months ended September 30, 2025 compared to $3.7 million for the three months ended June 30, 2025 and $3.0 million for the three months ended September 30, 2024. The increase of $3.4 million compared to the three months ended June 30, 2025 relates to an increase in adjusted gross profit before FV adjustments of $2.8 million combined with a decrease in adjusted SG&A of $1.8 million. The increase compared to the three months ended September 30, 2024 relates to an increase in adjusted gross profit before FV adjustments of $9.2 million, partially offset by an increase in adjusted SG&A of $3.8 million.

Adjusted net income was $10.8 million for the six months ended September 30, 2025 compared to adjusted net income of $1.1 million for the six months ended September 30, 2024. The increase compared to the six months ended September 30, 2024 is primarily due to an increase in adjusted gross profit before FV adjustments of $23.6 million, partially offset with an increase in adjusted SG&A of $9.8 million.

Liquidity and Capital Resources

($ thousands)	September 30, 2025	March 31, 2025
Cash and cash equivalents	95,689	137,921
Restricted cash	46,257	47,407

Working capital (1)	299,729	367,465
Total assets	756,863	852,666
Total non-current liabilities	65,647	133,212

Capitalization
Loans and borrowings	59,757	61,707
Lease liabilities	40,579	42,876
Total debt	100,336	104,583
Total equity	567,100	608,591
Total capitalization	667,436	713,174
(1)Working Capital is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

During the three and six months ended September 30, 2025, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, working capital and cash on hand. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they become due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. The Company’s ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. The primary short-term liquidity

13 | AURORA CANNABIS INC.	Q2 2026 MD&A

needs are to fund net operating losses and capital expenditures to maintain existing facilities, loans and borrowing repayments and lease payments. The medium-term liquidity needs primarily relate to lease payments and the long-term liquidity needs primarily relate to potential strategic plans.

As at September 30, 2025, the Company has access to the following capital resources available to fund operations and obligations:

•$95.7 million cash and cash equivalents; and
•The cross-border shelf prospectus filed on February 14, 2025 (the “2025 Shelf Prospectus”), which, together with a corresponding registration statement filed with the SEC, qualifies the issuance of U.S.$250 million of common shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period that it remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2025 Shelf Prospectus.

Based on all of the aforementioned factors, the Company believes that its current liquidity position and access to the 2025 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of approximately $43.6 million relating to its self-insurance policy, if necessary.

Cash Flow Highlights

The table below summarizes the Company’s cash flows, including discontinued operations:

($ thousands)	Three months ended		Six months ended
	September 30, 2025	September 30, 2024 (1)(2)	September 30, 2025	September 30, 2024 (1)(2)
Cash provided by (used in) operating activities	(40,399)	(24,891)	(30,278)	(16,516)
Cash provided by (used in) investing activities	(4,781)	(3,711)	(9,815)	(3,727)
Cash provided by (used in) financing activities	(1,616)	3,962	(4,938)	(2,344)
Effect of foreign exchange	2,325	(6,001)	2,799	(5,939)
Increase (decrease) in cash and cash equivalents	(44,471)	(30,641)	(42,232)	(28,526)
1.Certain previously reported amounts have been adjusted for a reclassification of restricted cash to cash and cash equivalents as at March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.
2.Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.

Cash used in operating activities for the three months ended September 30, 2025 was $40.4 million compared to cash used of $24.9 million for the three months ended September 30, 2024. During the three months ended September 30, 2025, there was a working capital investment of $36.4 million compared to an investment of $29.4 million for the three months ended September 30, 2024. Excluding changes in non-cash working capital and discontinued operations, cash used in operating activities during the three months ended September 30, 2025 was $3.9 million compared to cash provided by operations of $5.1 million for the three months ended September 30, 2024. The increase in cash used in operations is primarily due to an increase in operating expenses.

Cash used in investing activities for the three months ended September 30, 2025 was $4.8 million compared to $3.7 million for the three months ended September 30, 2024. The increase is largely due to an increase in the purchase of plant and equipment of $6.3 million compared to $4.5 million during the three months ended September 30, 2024. This is slightly offset by an increase in restricted cash.

Cash used in financing activities for the three months ended September 30, 2025 was $1.6 million compared to cash provided by financing activities of $4.0 million for the three months ended September 30, 2024. Included in the three months ended September 30, 2024, are net proceeds from loans and borrowings of $5.2 million.

Cash used in operating activities for the six months ended September 30, 2025 was $30.3 million compared to cash used in operating activities of $16.5 million for the six months ended September 30, 2024. During the six months ended September 30, 2025, there was a working capital investment of $23.9 million compared to a working capital investment of $16.8 million for the six months ended September 30, 2024. Excluding changes in non-cash working capital and discontinued operations, cash used in operating activities during the six months ended September 30, 2025 was $6.3 million compared to cash provided by operating activities of $1.4 million for the six months ended September 30, 2024.The increase in cash used in operations is primarily due to an increase in operating expenses.

Cash used in investing activities for the six months ended September 30, 2025 was $9.8 million compared to $3.7 million for the six months ended September 30, 2024. The increase is partly due to an increase in the purchase of plant and equipment of $11.4 million compared to $9.7 million during the three months ended September 30, 2024. Included in the three months ended September 30, 2024, are proceeds from the disposal of marketable securities of $5.5 million.

Cash used in financing activities for the six months ended September 30, 2025 was $4.9 million compared to $2.3 million for the six months ended September 30, 2024. During the six months ended September 30, 2025, there were net repayments of loans and borrowings of $2.0 million compared to net proceeds from loans and borrowings of $0.2 million during the six months ended September 30, 2024.

14 | AURORA CANNABIS INC.	Q2 2026 MD&A

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended			Six months ended
($ thousands)	September 30, 2025	June 30, 2025	September 30, 2024(3)	September 30, 2025	September 30, 2024(3)
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital	(3,929)	(2,410)	5,091	(6,339)	1,411
Changes in non-cash working capital	(36,445)	12,545	(29,384)	(23,900)	(16,844)
Net cash provided by (used in) operating activities from continuing operations	(40,374)	10,135	(24,293)	(30,239)	(15,433)
Less: maintenance capital expenditures(1)	(1,900)	(907)	(2,140)	(2,807)	(4,510)
Free cash flow(2)	(42,274)	9,228	(26,433)	(33,046)	(19,943)
(1)Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)Free cash flow is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(3)Certain previously reported amounts have been adjusted for a reclassification of restricted cash to cash and cash equivalents as at March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Free cash flow was an outflow of $42.3 million for the three months ended September 30, 2025, compared to inflow of $9.2 million for the three months ended June 30, 2025 and outflow of $26.4 million for the three months ended September 30, 2024. Compared to the three months ended June 30, 2025, the decrease in free cash flow of $51.5 million is largely due to a $36.4 million working capital investment in the current quarter, compared to a $12.5 million working capital recovery during the three months ended June 30, 2025. Additionally, included in the current quarter are payments for annual registration fees and employee bonuses. The increase in free cash outflow of $15.8 million over the three months ended September 30, 2024 is primarily due to an increase in the working capital investment of $7.1 million.

Free cash flow was an outflow of $33.0 million for the six months ended September 30, 2025, compared to an outflow of $19.9 million for the six months ended September 30, 2024. The increase in free cash outflow of $13.1 million during the six months ended September 30, 2024 is primarily due to an increase in the working capital investment of $7.1 million during the six months ended September 30, 2025.

Contractual Obligations, Commitments, Contingencies and Off-Balance Sheet Arrangements

In the normal course of business, the Company is obligated to make future payments, including contractual obligations and non-cancellable commitments. The Company is also subject to litigation and similar claims in the ordinary course of our business. A discussion of these items is included in the “Liquidity and Capital Resources” section of the Annual MD&A. Updates to material litigation matters for the three and six months ended September 30, 2025 are outlined below:

•The claim filed on June 15, 2020 with the Court of King's Bench of Alberta against Aurora and a former officer alleging breach of obligations under a term sheet, was dismissed by the court without liability; and

•In the case of the purported securities class action filed on August 10, 2020 with the Court of the King's Bench of Alberta against the Company and certain former executive officers, the Company filed an appeal to the Court’s decision to dismiss the Company’s motion to disallow plaintiff’s Amended Statement of Claim. The appeal hearing is scheduled to occur in April 2026.

As of the date of this MD&A, the Company has $0.6 million in letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

Related Party Transactions

The Company’s key management personnel consist of the Company’s executive management team and board of directors who, collectively, have the authority and responsibility for planning, directing and controlling the activities of the Company. Compensation expense for key management personnel was as follows:

($ thousands)	Three months ended		Six months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Short-term employment benefits (1)	4,734	1,839	6,717	3,631
Long-term employment benefits	12	12	22	22
Termination benefits	676	—	676	—
Directors’ fees (2)	91	97	190	185
Share-based compensation	4,282	3,334	5,869	5,393
Total management compensation(3)	9,795	5,282	13,474	9,231
(1)As at September 30, 2025, $1.4 million is payable or accrued for key management compensation (March 31, 2025 - $2.8 million).

15 | AURORA CANNABIS INC.	Q2 2026 MD&A

(2)Share-based compensation represents the fair value of options granted and vested to key management personnel under the Company’s share-based compensation plans. Board of director equity settled DSUs are included in share-based compensation.
(3)As at September 30, 2025, there are 9 key management personnel (March 31, 2025 - 10).

On March 18, 2024, the Company entered into an unsecured Pari Passu Creditor Agreement (“Creditor Agreement”) with Bevo, in which participating shareholders of Bevo provided funds pursuant to the Creditor Agreement. The Creditor Agreement was for a total loan of $5.0 million, $2.5 million of which was funded by the Company and bears interest at a fixed rate of 14.0% per annum. The principal and accrued interest were originally due on May 31, 2025, however this was subsequently amended to extend the maturing date until October 31, 2025, and increases the interest rate to 17.0% per annum during the extension period. As a result of the breach in financial covenant under the Credit Agreement, the principal under the Creditor Agreement shall not be payable to Bevo shareholders until Bevo obtains additional financing from participating shareholders of Bevo and approval from the lender of the Credit Agreement, which is expected to be executed in the third quarter of fiscal 2026.

During the three and six months ended September 30, 2025, the Company advanced additional funds totaling $3.7 million. The Company’s total advances of $6.2 million, together with accrued interest, are eliminated upon consolidation. During the six months ended September 30, 2025, Bevo repaid $1.0 million to the other participating shareholders, resulting in a remaining balance of $1.6 million, including accrued interest.
Accounting Policies and Critical Accounting Estimates

The preparation of the Financial Statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The Company’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of the Annual MD&A and in Note 2 of the Annual Financial Statements.

Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. The estimates and underlying assumptions are reviewed on an ongoing basis. There were no changes in the Company’s critical accounting estimates during the three and six months ended September 30, 2025. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the Annual Financial Statements and the Annual MD&A.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s board of directors mitigates these risks by assessing, monitoring and approving the Company’s risk management processes. For additional information on the Company’s financial instrument risk, refer to the Annual MD&A.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at November 4, 2025:

Securities (1)	Units Outstanding
Issued and outstanding Common Shares	56,703,784
Stock options	2,068,926
Warrants(1)	11,741
Restricted share units	1,072,536
Deferred share units	49,462
Performance share units	379,938
(1)Refer to Note 7 “Share Capital” and Note 8 “Share-Based Compensation” in the Annual Financial Statements for a detailed description of these securities.

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Historical Quarterly Results

($ thousands, except earnings per share and operational results)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024(7)
Financial Results
Net revenue (2)	90,366	98,023	90,538	88,198
Adjusted gross margin before FV adjustments on total net revenue (3)	61%	52%	62%	61%
Income (loss) from continuing operations attributable to common shareholders (4)	(51,590)	(14,725)	(19,177)	28,436
Income (loss) from discontinued operations attributable to common shareholders	116	(484)	49	115
Income (loss) attributable to common shareholders	(51,474)	(15,209)	(19,128)	28,551
Basic income (loss) per share from continuing operations	(0.91)	(0.26)	(0.35)	0.52
Basic income (loss) per share	(0.91)	(0.27)	(0.35)	0.52
Diluted income (loss) per share, continuing operations	(0.91)	(0.26)	(0.35)	0.51

Balance Sheet
Working capital	299,729	308,416	367,465	338,741
Cannabis inventory and biological assets (5)	186,905	195,620	193,980	206,412
Total assets	756,863	837,839	852,666	862,297

	September 30, 2024(7)	June 30, 2024(1)(7)	March 31, 2024(1)	December 31, 2023(1)(7)
Financial Results
Net revenue (2)	81,122	83,435	67,411	64,375
Adjusted gross margin before FV adjustments on total net revenue (3)	54%	42%	50%	53%
Income (loss) from continuing operations attributable to common shareholders (4)	2,359	4,822	(20,624)	(15,994)
Loss from discontinued operations attributable to common shareholders	(14,640)	304	(501)	(1,042)
Loss attributable to common shareholders	(12,281)	5,126	(21,125)	(17,036)
Basic income (loss) per share from continuing operations	0.04	0.09	(0.40)	(0.34)
Basic income (loss) per share	(0.23)	0.10	(0.41)	(0.36)
Diluted income (loss) per share, continuing operations	0.04	0.09	(0.40)	(0.34)

Balance Sheet
Working capital(6)	306,976	320,934	301,985	308,743
Cannabis inventory and biological assets (5)	176,395	171,568	148,112	112,645
Total assets	807,391	837,288	838,673	824,272

(1)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.
(2)Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)Adjusted gross margin before FV adjustments” is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(4)Income (loss) from continuing operations attributable to common shareholders includes asset impairment and restructuring charges. Refer to “Adjusted     Net income” section.
(5)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(6)Information for the three months ended December 31, 2023 has been adjusted for certain out-of-period adjustments.
(7)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Risk Factors

In addition to the other information included in this MD&A, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (as defined below) set forth in this MD&A relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such forward-looking statements to reflect events or circumstances after the date of this MD&A.

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These risks include, but are not limited to the following:

•We have a limited operating history and a history of losses in prior periods and there is no assurance that we will be able to achieve or maintain profitability.
•Our business is reliant on the good standing of our licenses.
•Our Canadian licenses are reliant on our established sites.
•We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.
•Changes in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.
•Failure to comply with anti-money laundering laws and regulations could subject us to penalties and other adverse consequences.
•We compete for market share with a number of competitors and expect additional competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.
•Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.
•We may not be able to realize our growth targets or successfully manage our growth.
•The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.
•Our continued growth may require additional financing, which may not be available on acceptable terms or at all.
•Any default under our existing debt, as it relates to the current financial and non financial covenant breaches, that are not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our common shares.
•We may be subject to credit risk.
•We may not be able to successfully develop new products or find a market for their sale.
•As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.
•Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.
•The cannabis business may be subject to unfavorable publicity or consumer perception.
•Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.
•There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.
•We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.
•Our success will depend on attracting and retaining key personnel.
•Our dependence on senior management.
•Certain of our directors and officers may have conflicts of interests due to other business relationships.
•Future execution efforts may not be successful.
•We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.
•Our business may be affected by political and economic instability, and a period of sustained inflation across the markets in which we operate could result in higher operating costs.
•We rely on international advisors and consultants in foreign jurisdictions.
•Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.
•We may be subject to uninsured or uninsurable risks.
•We may be subject to product liability claims.
•Our cannabis products may be subject to recalls for a variety of reasons.
•We are and may become party to litigation, mediation, and/or arbitration from time to time.
•The transportation of our products is subject to security risks and disruptions.
•Our business is subject to the risks inherent in agricultural operations.
•We have in the past, and may in the future, record significant impairments or write-downs of our assets.
•Our operations are subject to various environmental and employee health and safety regulations.
•Climate change may have an adverse effect on demand for our products or on our operations.
•We may not be able to protect our intellectual property.
•We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
•We may be subject to risks related to our information technology systems, including cyber-attacks.
•We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.
•As a holding company, Aurora is dependent on its operating subsidiaries to pay dividends and other obligations.
•The price of our common shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our common shares and the sale of substantial amounts of our common shares could adversely affect the price of our common shares and the value of your convertible debentures/notes.
•It is not anticipated that any dividend will be paid to holders of our common shares for the foreseeable future.
•Future sales or issuances of equity securities could decrease the value of our common shares, dilute investors’ voting power, and reduce our earnings per common share.
•Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.
•The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our common shares and the value of any outstanding convertible debentures/notes.
•The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant Company resources and management attention.
•Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our common shares and market value of other securities.

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•We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere.
•We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and as such is exempt from certain provisions applicable to United States domestic issuers.
•Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.
•Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.
•The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities.
•The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.
•We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.
•The Canadian excise duty framework affects profitability.
•We may hedge or enter into forward sales, which involves inherent risks.
•Our costs, including those for input materials, energy and transportation, could be negatively impacted by international conflicts.
•Continued volatile global financial and geopolitical conditions may negatively impact the Company. Changes in governmental regulation between Canada and trading partners, including the United States, including tariffs, taxes and other trade barriers, may adversely affect the Company’s business, results of operations and financial condition, in particular as related to the Company’s plant propagation business, which sells a portion of its products to customers in the United States through its subsidiary Bevo Agtech Inc., by making such products more expensive to customers.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure Controls and Procedures (“DC&P”)

The Company maintains DC&P designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted by it under securities laws is recorded, processed, summarized and reported accurately and in the time periods specified under such securities laws, and include controls and procedures designed to ensure such information is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. As at September 30, 2025, the CEO and CFO have concluded that the Company’s DC&P were not effective as at that date as a result of the material weaknesses identified as at and for the year ended March 31, 2025.

Changes to Internal Control over Financial Reporting (“ICFR”)

In fiscal 2025, management implemented a number of business process and control improvements to address known control deficiencies and continue to enhance the Company’s control environment, including:

•Continuing to improve controls over management’s review of company data, information, assumption and estimates
•Continuing to deploy a common Enterprise Resource Planning (“ERP”) system across the company, including deployment of the Company’s ERP in the EU business unit
•Modifying existing controls and implementing new controls that operated effectively to address known system limitations regarding assurance and segregation of duties
•The ongoing implementation of ICFR within the Bevo Agtech Inc. business unit
•Process and control improvement and integration within the Indica Industries Pty Ltd. business unit, which was acquired by the Company on February 7, 2024

Aside from these initiatives and the identified material weaknesses resulting from this work and testing of controls as described in management’s assessment of ICFR below, no changes to the Company’s ICFR occurred during the quarter that have materially affected, or are likely to materially affect, the Company’s ICFR.

Management’s Assessment on ICFR

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Exchange Act, management is responsible for establishing and maintaining adequate ICFR. The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has concluded that material weaknesses in the Company’s ICFR continue to exist as identified and described in the Company’s annual report and disclosures for the period ending March 31, 2025.

Management Review Control Activities: The Company did not consistently design, execute and document sufficiently precise management review controls over completeness and accuracy of data inputs and entry, the accuracy of mathematical formulas within spreadsheets, or the key assumptions, estimates and period cut-off activities. This deficiency impacts leases, long-term liabilities, biological assets and inventory,

19 | AURORA CANNABIS INC.	Q2 2026 MD&A

goodwill and impairment, revenue and receivables, purchasing and payables, taxes, manual journal entries, and financial statement close processes, including Statement of Cashflows.

Insufficient Segregation of Duties and Personnel at Bevo Agtech Inc.: Specific to the Bevo Agtech Inc. business unit and due to both staffing limitations resulting in lack of segregation of duties and limited experience of personnel in key roles in implementing and performing ICFR, the Company had an aggregation of pervasive deficiencies across business processes including property, plant and equipment, treasury and cash management, payroll, production and inventory, revenue and receivables, purchasing and payables, manual journal entries, and financial reporting processes, including statements of cashflows.

Insufficient Segregation of Duties and Personnel at Indica Industries Pty Ltd.: Specific to the Indica Industries Ptd Ltd. business unit and due to both staffing limitations resulting in lack of segregation of duties and limited experience of personnel in key roles in implementing and performing ICFR, the Company had an aggregation of pervasive deficiencies across IT General Controls as well as business processes including property, plant and equipment, treasury and cash management, payroll, inventory, revenue and receivables, purchasing and payables, taxes, manual journal entries, and financial reporting processes.

Material and immaterial errors were identified as a result of these material weaknesses which were corrected prior to release of the annual financial statements. These material weaknesses create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

Remediation Plan

Management, with oversight from the Audit Committee has a formal Remediation Plan to address the identified material weaknesses, with a continued focus on reducing the reliance on manual review procedures over data and information in key business processes, providing training to control owners, hiring additional staff to enable the performance of timely internal controls, and enhancement to business processes and controls as the Company continues to mature. The Company’s Enterprise Resource Planning transformation and continued integration of both Bevo Agtech Inc. and Indica Industries Pty Ltd. are both critical steps to reducing our dependency on manual review controls.

Additionally, management is actively working to improve the robustness of source data used in key assumptions and estimates, including data used in business and operational forecasting, and believes that the precision of assumptions and estimates will continue to improve as additional market and historical company data becomes available as the industry matures.

We believe these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•expectations regarding production capacity, costs and yields;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contractual Obligations, Commitments, Contingencies, and Off-Balance Sheet Arrangements” in our Annual MD&A;
•the Bevo business and associated benefits to the Company, including, but not limited to, those in respect of revenues and the creation of long-term value;
•expectations for the plant propagation segment, including contributions from the Sky and Sun facilities;
•future strategic opportunities;
•future growth opportunities including the expansion into additional international markets;
•magnitude and duration of potential new or increased tariffs may be imposed on goods imported from Canada into the United States, which could adversely impact revenues under the plant propagation segment;
•expectations related to the increased legalization of medical and consumer markets, including the United States;
•the repositioning and improvements in the Company’s consumer business, and associated benefits to the business including, but not limited to, its ability to contribute towards profitability;
•competitive advantages and strengths in Canadian and international medical cannabis, medical and regulatory expertise in a federal framework and scientific expertise, including genetics and breeding;
•the Company’s breeding program, product portfolio and innovation, and the expected impact on revenue and long-term success;
•critical success factors in the cannabis industry, including profitable growth, positive cash flow, smart capital allocation and balance sheet strength;
•the acquisition of MedReleaf Australia, including the associated benefits to the Company’s business;

20 | AURORA CANNABIS INC.	Q2 2026 MD&A

•the Company’s strategy and path to deliver sustained profitability and positive free cash flow;
•the availability of funds under the 2025 Shelf Prospectus, and
•the creation of sustainable, long-term shareholder value.

The forward-looking statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the timing, magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. The following are Non-GAAP measures contained in this MD&A:

•Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
◦Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•Gross profit before fair value adjustments (“FV adjustments”) is calculated by subtracting cost of sales, before the effects of changes in FV of biological assets and inventory from net revenue. Gross margin before FV adjustments is calculated by dividing gross profit before FV adjustments by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted gross profit before FV adjustments represents cash gross profit on net revenue and is calculated by subtracting from total net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; and removing (ii) depreciation in cost of sales; (iii) cannabis inventory impairment; and (iv) business transformation, non-recurring, and out-of-period adjustments. Adjusted gross margin before FV adjustments is calculated by dividing adjusted gross profit before FV adjustments by net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
Management believes that these measures provide useful information to assess the profitability of our operations as it represents the cash gross profit and margin generated from operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted EBITDA is calculated as net income (loss) from continuing operations excluding income tax expense (recovery), other income (expenses), share-based compensation, depreciation and amortization, business development costs, changes in fair value of inventory and biological assets sold, inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation, non-recurring items and costs related to business operations focused on developing international markets prior to commercialization. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is

21 | AURORA CANNABIS INC.	Q2 2026 MD&A

widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes adjustments that are not reflective of current operating results.
•Adjusted net income is calculated as net income (loss) from continuing operations excluding impairment charges related to property, plant and equipment, intangible assets and goodwill, business development costs, changes in fair value of inventory and biological assets sold. inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation, non-recurring items and costs related to business operations focused on developing international markets prior to commercialization. Management believes adjusted net income is a key financial measure to effectively evaluate our operating performance and compare results of our operations from period to period without the impact of certain non-cash and non-routine costs that we do not expect to continue at the same level in the future and items that are not core to our operations.
•Management believes that working capital is an important liquidity measure and is defined as current assets less current liabilities as stated on the Company’s Consolidated Statements of Financial Position.
•Management believes that free cash flow presents meaningful information regarding the amount of cash flow required to maintain and organically grow the Company’s business and is an important liquidity measure.
•Adjusted SG&A is defined as SG&A, less business transformation, non-recurring, market development costs. Management believes this measure provides useful information to assess the recurring costs of our operations.

Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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